UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH

Unterföhring

Interim Condensed Consolidated Financial Statements and Management Discussion and Analysis for the Quarter Ended June 30, 2008

Kabel Deutschland GmbH

Page

Consolidated Balance Sheet as of June 30, 2008	a

Consolidated Statement of Operations for the Period from April 1 to June 30, 2008	b

Consolidated Statement of Cash Flows for the Period from April 1 to June 30, 2008	c

Changes in Consolidated Equity for the Period from April 1 to June 30, 2008	d

Changes in Consolidated Equity for the Period from April 1 to June 30, 2007	e

Selected Explanatory Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2008	1

Management Discussion and Analysis for the Period from April 1 to June 30, 2008	23

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet as of June 30, 2008

Assets	Note	June 30, 2008	March 31, 2008
		€	T€
		unaudited	audited
Current Assets
Cash and Cash Equivalents		52,333,496.20	15,463
Trade Receivables	4.1	115,579,091.42	130,878
Receivables from Shareholders	4.1	0.00	0
Receivables from Affiliates	4.1	931,561.91	922
Receivables from Associates	4.1	0.00	31
Inventories	4.2	22,600,929.25	26,201
Receivables from Tax Authorities		8,135,963.02	6,881
Other Current Assets		7,890,970.92	7,272
Prepaid Expenses		17,959,982.85	19,903
Total Current Assets		225,431,995.57	207,551

Non-Current Assets
Intangible Assets	4.3	954,396,226.20	431,878
Property and Equipment	4.3	1,161,078,813.90	1,085,952
Equity Investments in Associates		4,770,162.86	6,354
Other Non-Current Financial Assets		25,000.51	4,632
Deferred Tax Assets		1,504,271.86	537
Non-Current Financial Assets		8,311,145.00	4,239
Prepaid Expenses		3,262,068.29	11,166
Total Non-Current Assets		2,133,347,688.62	1,544,758

Total Assets		2,358,779,684.19	1,752,309

Equity and Liabilities	Note	June 30, 2008	March 31, 2008
		€	T€
		unaudited	audited
Current Liabilities
Current Financial Liabilities	4.4	58,289,182.99	25,674
Trade Payables		183,518,157.48	218,293
Liabilities to Affiliates		0.00	0
Liabilities to Associates		322,880.82	323
Other Current Provisions	4.6	18,596,600.85	6,493
Liabilities due to Income Taxes		15,885,297.58	12,961
Deferred Income		183,022,752.70	199,510
Other Current Liabilities		78,027,458.22	59,640
Total Current Liabilities		537,662,330.64	522,894

Non-Current Liabilities
Senior Notes		605,900,471.72	603,840
Non-Current Financial Liabilities		1,837,364,719.10	1,311,989
Deferred Tax Liabilities		139,715,099.00	87,531
Provisions for Pension	4.5	31,547,658.13	29,148
Other Non-Current Provisions	4.6	22,864,044.21	22,270
Other Non-Current Liabilities		104,513,613.00	105,380
Deferred Income		1,692,146.58	1,826
Total Non-Current Liabilities		2,743,597,751.74	2,161,984

Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		49,590,255.94	49,590
Cash Flow Hedge Reserve		5,757,590.06	1,289
Available-for-Sale Reserve		0.00	0
Minority Interests		8,354,135.32	0
Accumulated Deficit		-987,207,379.51	-984,473
Total Equity (Deficit)		-922,480,398.19	-932,569

Total Equity and Liabilities		2,358,779,684.19	1,752,309

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

a

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Operations

for the Period from April 1, 2008 to June 30, 2008

	Note	Apr. 1, 2008 - June 30, 2008	Apr. 1, 2007 - June 30, 2007
		€	T€
		unaudited	unaudited

Revenues	3.1	329,159,011.97	289,688
Cost of Services Rendered thereof depreciation/amortization T€ 46,166 (prior year T€ 35,859)		-161,538,106.80	-145,661
Other Operating Income		4,121,530.97	2,967
Selling Expenses thereof depreciation/amortization T€ 38,221 (prior year T€ 26,073)		-98,308,750.73	-80,183
General and Administrative Expenses thereof depreciation/amortization T€ 6,815 (prior year T€ 5,561)		-31,816,198.22	-28,349
Profit from Ordinary Activities		41,617,487.19	38,462
Interest Income		249,290.27	701
Interest Expense		-45,641,447.20	-35,232
Accretion/Depreciation on Investments and other Securities		0.00	-2,337
Income from Associates		13,191,612.67	214
Profit before Taxes		9,416,942.93	1,808
Taxes on Income	3.2	-7,708,579.79	-6,070
Net profit/ Net loss for the period		1,708,363.14	-4,262

Attributable to:
Equity holders of the parent		1,665,305.57	-4,262
Minority interests		43,057.57	0
		1,708,363.14	-4,262

The accompanying notes to this statement of operations form an integral part to these consolidated financial statements.

b

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows

for the Period from April 1, 2008 to June 30, 2008

	April 1, 2008 -	April 1, 2007 -
	June 30, 2008	June 30, 2007
	T€	T€
	unaudited	unaudited
1. Cash flows from operating activities
Net income/loss	1,708	-4,262
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income	7,709	6,070
Interest expense	45,641	35,232
Interest income	-249	-702
Accretion / Depreciation and amortization on fixed assets	91,202	67,493
Accretion / Depreciation on investments and other securities	0	2,337
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	102	179
Income from associates	-13,192	-214
Compensation expense relating to share-based payments	1,287	1,629
	134,208	107,762
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories	3,600	3,539
Increase (-) / decrease (+) of trade receivables	12,299	-17,640
Increase (-) / decrease (+) of other assets	1,806	-12,405
Increase (+) / decrease (-) of trade payables	-34,787	-40,586
Increase (+) / decrease (-) of other provisions	-211	-2,054
Increase (+) / decrease (-) of deferred income	-16,620	-24,710
Increase (+) / decrease (-) of provisions for pensions	1,722	945
Increase (+) / decrease (-) of other liabilities	10,146	-4,751
Cash provided by operations	112,163	10,100

Income taxes paid (-) / received (+)	-5,728	1,440
Net cash from operating activities	106,435	11,540

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	277	80
Cash received from sale of investments	14,775	0
Cash paid for investments in intangible assets	-34,619	-11,276
Cash paid for investments in property and equipment	-56,281	-33,718
Cash paid for acquisitions	-513,392	0
Cash paid for investments in financial assets	0	-35,059
Interest received	239	617
Dividends received from associates	0	0
Net cash used in investing activities	-589,001	-79,356

3. Cash flows from financing activities
Cash payments to shareholders	-4,400	0
Cash received non-current financial liabilities	600,000	86,000
Cash repayments of non-current financial liabilities	-55,000	0
Cash payments for reduction of finance lease liabilities	-2,001	-1,757
Interest and transaction costs paid	-19,163	-35,065
Net cash used in financing activities	519,436	49,178

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)	36,870	-18,638
Accretion / Depreciation on investments and other securities	0	0
Cash and cash equivalents at the beginning of the period	15,463	54,108
Cash and cash equivalents at the end of the period	52,333	35,470

Additional Information
Investments relating to capital lease	0	0
Other non cash investments	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

c

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the Period from April 1, 2008 to June 30, 2008

	Attributable to equity holders of the parent
	Subscribed	Capital	Cash flow	Available-for-sale	Accumulated		Minority	Total Equity
	capital	reserve	hedge reserve	reserve	deficit	Total	Interests	(Deficit)
	T€	T€	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2008	1,025	49,590	1,289	0	-984,473	-932,569	0	-932,569
Additions relating to share-based payment	0	0	0	0	0	0	0	0
Transactions with parents	0	0	0	0	-4,400	-4,400	0	-4,400
Additions relating to acquisitions	0	0	0	0	0	0	8,312	8,312
Changes in fair value of hedging instruments (net of tax)	0	0	4,469	0	0	4,469	0	4,469
Changes in fair value of financial assets classified as available-for-sale	0	0	0	0	0	0	0	0
Net loss of the period	0	0	0	0	1,666	1,666	42	1,708
Total income and expense for the period			4,469	0	1,666	6,135	42	6,177
Balance as of June 30, 2008 (unaudited)	1,025	49,590	5,758	0	-987,207	-930,834	8,354	-922,480

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

d

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the Period from April 1, 2007 to June 30, 2007

	Subscribed	Capital	Cash flow	Available-for-sale	Accumulated	Equity
	capital	reserve	hedge reserve	reserve	deficit	(Deficit)
	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2007	1,025	45,415	-6,293	624	-937,129	-896,358
Additions relating to share-based payment	0	7,032	0	0	0	7,032
Changes in fair value of hedging instruments (net of tax)	0	0	1,954	0	0	1,954
Changes in fair value of financial assets classified as available-for-sale	0	0	0	-5,045	0	-5,045
Net loss of the period	0	0	0	0	-4,262	-4,262
Total income and expense for the period			1,954	-5,045	-4,262	-7,353
Balance as of June 30, 2007 (unaudited)	1,025	52,447	-4,339	-4,421	-941,391	-896,679

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

e

Selected Explanatory

Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of June 30, 2008

1. Corporate Information

The interim condensed consolidated financial statements of the Company for the quarter ended June 30, 2008 were authorized for issue in accordance with a resolution of the directors on August 29, 2008.

Kabel Deutschland GmbH (“KDG GmbH)” is registered in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837).

2. Basis of preparation and accounting policies

Basis of preparation

The interim condensed consolidated financial statements for the quarter ended June 30, 2008 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of March 31, 2008 which can be found on our website (www.kabeldeutschland.com).

The amounts in the interim condensed consolidated financial statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended March 31, 2008, except for the adoption of new Standards and Interpretations noted below. Adoption of these standards and Interpretations did not have any effect on the financial position or performance of the Company.

As of April 1, 2008, the Company adopted the interpretation IFRIC 12 “Service Concession Arrangements”. The interpretation addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they assume and rights they receive in service concession arrangements. In one type of such an arrangement, the operator receives a financial asset, i.e. an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset. In the other type of such an arrangement, the operator receives an intangible asset, i.e., a right to charge for the use of the public sector asset that it contracts or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent to the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee to pay for the construction of the public sector asset, the operator owns a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator owns an intangible asset.

As of April 1, 2008, the Company adopted the interpretation IFRIC 14 “The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction”. The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the defined benefit asset or liability.

Business Combination

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company has control.

As of September 18, 2007, the Company signed an agreement to acquire the following companies:

Company	Ownership

Tele Columbus Nord GmbH	100.00%

Kabel Deutschland Süd GmbH	100.00%

Kabel Deutschland West GmbH	100.00%

Kabel Deutschland Nord GmbH	100.00%

AEP Plückhahn Kabel GmbH	100.00%

KMG Kabel-Fernsehen Hannover GmbH	70.00%

Urbana Teleunion Rostock GmbH & Co. KG	70.00%

Verwaltung Urbana Teleunion Rostock GmbH	50.00%

For the acquired companies above KDG GmbH did not have previous ownership.

For the following companies KDG GmbH did have minority holdings prior to this acquisition.

Company	Acquired	Previous	Total

KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH	75.58%	24.00%	99.58%

KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH	72.49%	24.00%	96.49%

RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	43.15%	52.63%	95.78%

RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH & Co. KG	51.20%	43.80%	95.00%

As of May 1, 2008, the acquired companies above were consolidated for the first time. The acquisition has been accounted for using the purchase method of accounting. The interim condensed financial statements include the results of the acquired companies for the two month period ended June 30, 2008.

In addition to the shares acquired on May 1, 2008, the company acquired on June 30, 2008, the following:

30 % of the shares of KMG Kabel-Fernsehen Hannover GmbH,

4.225 % of the shares of RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG,

5 % of the shares of RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH.

The total costs of the acquisition have been determined only provisionally as of June 30, 2008. As of June 30, 2008, the net cash out of T€ 503,155 for all acquisitions as disclosed above consists of cash payments of T€ 513,392 and the net cash acquired with the acquisition of T€ 10,237.

The final purchase price allocation of goodwill and assets acquired in the stated purchase above will be determined through an external independent valuation during the fiscal year ending March 31, 2009. Accordingly, the initial accounting for the business combinations above is determined only provisionally for the three month period ended June 30, 2008, because the fair values of the acquired identifiable assets, liabilities or contingent liabilities or cost of the combination has been determined only provisionally.

3. Notes to the Statement of Operations

3.1 Revenues

Revenues were generated in Germany as follows:

	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007
	T€	T€

Cable access revenues	227,168	216,734
TV / Radio revenues	46,071	42,948
Internet revenues	19,189	8,994
Phone revenues	28,927	13,488
TKS revenues	7,804	7,524

	329,159	289,688

3.2 Taxes on Income

The major components of income tax expense in the interim consolidated income statement are:

	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007
	T€	T€
Current income tax
Current income tax charge	6,073	1,267
Deferred income tax
Relating to origination and reversal of temporary differences	1,636	4,803
Income tax expense (+) / income (-)	7,709	6,070

4. Notes to the Balance Sheet

4.1 Receivables

	June 30, 2008	March 31, 2008
	T€	T€

Gross Trade Receivables	200,187	215,206
Bad debt allowance	-84,608	-84,328
Trade Receivables	115,579	130,878

Receivables from Affiliates	932	922
Receivables from Associates	0	31
	932	953

As of June 30 and March 31, 2008, certain receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities).

4.2 Inventories

	June 30, 2008	March 31, 2008
	T€	T€

Raw materials, consumables and supplies	6,161	6,138
Work in process	82	74
Finished goods and merchandise	16,358	19,989
thereof carried at net realizable value	1,490	1,293
	22,601	26,201

The total amount of inventories recognized as an expense in the quarter ended June 30, 2008 amounts to T€ 3,891 compared to T€ 5,612 for the quarter ended June 30, 2007. Included in this amount is an amount of approximately T€ 6 for a devaluation for inventory valuation adjustment relating to finished goods and merchandise for the quarter ended June 30, 2008, compared to a revaluation of approximately T€ 57 for the quarter ended June 30, 2007. Inventories in an amount of T€ 6,885 and T€ 7,238 were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) at June 30, 2008 and March 31, 2008, respectively.

4.3 Intangible Assets/ Property and Equipment

With respect to additions and disposals of intangible assets and property and equipment see the schedules of fixed assets in Appendix 1 to these notes.

4.4 Financial Liabilities (current and non-current) and Senior Notes

Current financial liabilities

	June 30, 2008	March 31, 2008
	T€	T€
Accrued interest related to

Senior Credit Facility	24,180	6,311
Senior Notes	33,994	16,966
Senior Add-on Facility	115	1,264
Other	0	1,133
Current financial liabilities	58,289	25,674

Non-current financial liabilities

	June 30, 2008	March 31, 2008
	T€	T€
Financial Liabilities

Senior Credit Facility	1,721,732	1,191,404
Swap	115,633	120,585
	1,837,365	1,311,989

Senior Notes	605,900	603,840

Total	2,443,265	1,915,829

Senior Credit Facility

The Senior Credit Facility developed as follows:

	June 30, 2008	March 31, 2008
	T€	T€

Amount payable Tranche A	1,150,000	1,150,000
Amount payable Tranche B	70,000	60,000
Amount payable Tranche C	535,000	0
Financing and transaction costs, Tranche A	-25,932	-25,932
Accretion of Tranche A	8,349	7,336
Financing and transaction costs, Tranche C	-16,135	0
Accretion of Tranche C	450	0
	1,721,732	1,191,404

On May 12, 2006, KDVS entered into a Senior Credit Facility agreement. This agreement was comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the Senior Credit Facility). On July 19, 2007 the Company amended its Senior Credit Facility and increased Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS) and a first pledge on 100 % of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS’ shares amounts to T€ 3,278,200. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn.

Tranche B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of June 30, 2008, T€ 70,000 was outstanding under Tranche B.

The financing and transaction costs related to Tranche B are shown under non-current prepaid expenses in the amount of T€ 3,068 and under current prepaid expenses in the amount of T€ 1,116.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

As of June 30, 2008 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 2.46:1. Therefore, the applicable margin was 1.75 % as of June 30, 2008. KDG pays an annual commitment fee of 0.625 % on the undrawn commitment under Tranche B.

The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement

• EBITDA to Net Interest	1.75 x – 3.00 x

• Senior Net Debt to EBITDA	4.00 x – 2.00 x

As of June 30, 2008 the ratio of EBITDA to Net Interest amounted to 2.91. The ratio of Senior Net Debt to EBITDA amounted to 2.38.

According to the Senior Credit agreement, dated March 13, 2006, for the purposes of calculating the financial covenants, the results of acquired entities and the financial indebtedness borrowed by the Company to fund the acquisition was ignored for the current quarterly accounting period in which the acquisition occurred.

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

At June 30, 2008, T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 6.14%. At June 30, 2008, T€ 70,000 was outstanding under Tranche B at an interest rate of approximately 6.0643%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks, although these are not accounted for as hedges.

Senior Add-on Facility

On October 22, 2007 KDVS signed a T€ 650,000 Senior Add-on Facility or Tranche C, restricted for usage in acquisitions which ranks pari-passu with the existing T€ 1,150,000 Senior Credit Facility. As of May 9, 2008 the granted loan amount of the Senior Add-on Facility was reduced by T€ 115,000 to T€ 535,000.

The Senior Add-on Facility matures in March 2013 and carries a coupon of EURIBOR + 325bps. The Facility has the same financial covenants as the existing Term Loan Facility.

At June 30, 2008, T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 7.717%.

Senior Notes

	June 30, 2008	March 31, 2008
	T€	T€

Amount payable	755,553	755,553
Financing and transaction cost	-42,587	-42,587
Accretion	11,529	10,644
Exchange rate effect	-118,595	-119,770
	605,900	603,840

On July 2, 2004, KDG GmbH issued T€ 250,000 of its 10.75 % Senior Notes (Euro Notes) due in 2014 and TUSD 610,000 of its 10.625 % Senior Notes (US $ Notes) due in 2014 (together 2014 Senior Notes). The dollar denominated Senior Notes were swapped into Euros using a currency swap.

Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions and reporting requirements.

The Indenture governing the Notes limits, among other things, our ability to:

• incur additional indebtedness;

• pay dividends or make other distributions;

• make certain other restricted payments and investments;

• create liens;

• impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

• transfer or sell assets;

• merge or consolidate with other entities; and

• enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Notes — Certain Covenants.” in the Registration Statement.

At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a “make whole premium” which is the sum of:

i) the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375 % for the Euro Note and 105.313 % for the US $ Note)

ii) the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date, plus 50 basis points.

At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes

2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

The 2014 Senior Notes are subject to several affirmative and negative covenants which are less strict than under the Senior Credit Facility.

4.5 Provisions for Pension

The following tables summarize the components of the net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007
	T€	T€

Current service cost	877	910
Interest expense	677	348
Net actuarial losses	0	36
Net benefit expense	1,554	1,294

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The pension expense is recorded in the following line items in the consolidated income statement:

	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007
	T€	T€

Cost of services rendered	225	281
Selling expenses	362	375
General and administrative expenses	290	290
Interest expense	677	348
	1,554	1,294

Benefit liability

	June 30, 2008	March 31, 2008
	T€	T€

Defined benefit obligation	31,519	29,119
Unrecognized actuarial losses	29	29
Benefit liability	31,548	29,148

Changes in the present value of the defined benefit obligation

	April 1, 2008 - June 30, 2008	April 1, 2007 – March 31, 2008
	T€	T€

Defined Benefit Obligation as of April 1	29,119	29,149
Current Service Cost	877	3,637
Interest Cost	677	1,395
Actual Benefit Payments	0	-199
Acquisition / Business Combination	846	0
Actuarial Gains / Losses	0	-4,863
Defined Benefit Obligation as of June 30 / March 31	31,519	29,119

An estimation of pension provisions for the quarter ended June 30, 2008 was performed by the Company based on an actuarial pension appraisal as of June 30, 2008.

4.6 Other Provisions (current and non-current)

	Balance as of April 1, 2008	Utilization	Reversal	Addition	Interest	Balance as of June 30, 2008
	T€	T€	T€	T€	T€	T€

Anniversary payments	184	-2	0	3	0	185
Asset retirement obligations	22,086	-17	0	332	278	22,679
Restructuring	2,164	-734	0	23	0	1,453
Legal fees and litigation costs	1,901	0	0	48	0	1,949
Other	2,428	0	0	12,767	0	15,195
Total provisions	28,763	-753	0	13,173	278	41,461

Other provisions can be segregated into current obligations of T€ 18,597 and non-current obligations of T€ 22,864 at June 30, 2008, compared to T€ 6,493 and T€ 22,270, respectively as of March 31, 2008.

Provisions for restructuring

At the end of the fiscal year ended March 31, 2006, KDVS announced a restructuring plan affecting the regional technical departments, the central marketing department and the sales department. As of March 31, 2008, T€ 438 remained as a restructuring provision of which T€ 45 was utilized during the quarter ended June 30, 2008. As of June 30, 2008 the restructuring provision amounted to T€ 393.

Additional restructuring plans for the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDBS amounting to T€ 1,292 as of March 31, 2008. For the quarter ended June 30, 2008, the total provision amounted to T€ 771 due to the utilization of T€ 544 and additional accruals of T€ 23. Amounts recorded were accrued as personnel expenses.

As of March 31, 2007, KDVS announced an additional restructuring plan relating to the regional technical departments. As of March 31, 2008, T€ 418 remained as a restructuring provision. As of June 30, 2008, T€ 275 remained as a restructuring provision due to the utilization of T€ 143 during the quarter ended June 30, 2008.

Additionally, a KDG restructuring program entered into prior to April 1, 2005 had remaining accruals of T€ 16 and T€ 14 as of March 31, 2008 and June 30, 2008.

5. Other Notes

5.1 Other Financial Obligations

Financial obligations as of June 30, 2008 and March 31, 2008 include the sum of all obligations up until the earliest possible termination date of KDG and are as follows:

	June 30, 2008				March 31, 2008
		Due				Due
	Due	between			Due	between
Type of liability	up to	1 and 5	more than		up to	1 and 5	more than
in T€	1 year	years	5 years	Total	1 year	years	5 years	Total

1. Agreements with DTAG and subsidiaries	227,461	258,629	82,052	568,142	237,391	310,822	85,845	634,058
2. License, rental and operating lease commitments	26,404	66,870	7,676	100,950	29,736	61,075	5,472	96,283
3. Other	26,143	12,280	4,285	42,708	606,595	8,395	1,700	616,690
Total	280,008	337,779	94,013	711,800	873,722	380,292	93,017	1,347,031

The lease expenses for cable duct space were T€ 25,884 for the quarter ended June 30, 2008 compared to T€ 25,869 for the quarter ended June 30, 2007. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 – 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30 % of the leased capacity the economic penalties will require renewal of the contracts for 15 years from the origination date when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of June 30 and March 31, 2008, the sum of the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,091,118 and T€ 2,116,935, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

For the quarter ended June 30, 2008, total leasing expenses were T€ 43,485 compared to T€ 44,296 for the quarter ended June 30, 2007.

5.2 Particular Events after the Balance Sheet Date

Herbert R. Hribar will resign as Chief Operating Officer (COO) on September 30, 2008, and as of October 1, 2008, Dr. Adrian von Hammerstein will take over responsibility for the Operations Division.

6. Segment Reporting

Segment information by business segment is as following:

	Cable Access		TV/ Radio		Internet & Phone		TKS		Reconciliation		Total Group
	April 1 - June 30		April 1 - June 30		April 1 - June 30		April 1 - June 30		April 1 - June 30		April 1 - June 30
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	T€		T€		T€		T€		T€		T€

Revenues	227,168	216,734	46,071	42,948	48,116	22,482	7,804	7,524	0	0	329,159	289,688
Profit or loss from ordinary activities	69,134	67,303	5,745	5,920	-2,707	-8,612	962	2,008	-31,517	-28,157	41,617	38,462
Depreciation and amortization	59,467	51,051	6,860	4,146	17,290	6,200	472	348	7,113	5,748	91,202	67,493
Additions fixed assets	577,292	14,344	12,053	2,166	91,821	21,765	45	314	3,409	36,419	684,620	75,008

Unterföhring, August 29, 2008

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Commercial Officer	Chief Operating Officer

Kabel Deutschland GmbH, Unterföhring

			Analysis of Fixed Assets for Period from April 1, 2008 to June 30, 2008														Appendix 1 to the notes
			Acquisition and production costs							Accumulated depreciation and amortization							Net book value
															Change in at-
															equity
			April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	June 30, 2008	April 1, 2008	Additions	Disposals		Reclassification	investments	June 30, 2008	June 30, 2008	March 31, 2008
			€	€	€	€		€	€	€	€	€		€	€	€	€	€

I.	Intangible assets		975,669,367.32	523,273,245.49	34,618,930.81	0.00		5,609,034.84	1,539,170,578.46	543,791,195.40	40,982,580.08	0.00		576.78	0.00	584,774,352.26	954,396,226.20	431,878,171.92

II.	Property and equipment
	1.	Buildings on non-owned land	12,887,738.70	72,253.98	203,275.81	0.00		1,069,176.01	14,232,444.50	3,638,237.83	390,170.21	0.00		0.00	0.00	4,028,408.04	10,204,036.46	9,249,500.87
	2.	Technical equipment	1,837,617,142.28	59,286,868.40	42,624,854.27	595,026.25		17,158,629.05	1,956,092,467.75	849,404,662.24	47,383,243.12	228,020.50		-14,289.08	0.00	896,545,595.78	1,059,546,871.97	988,212,480.04
	3.	Other equipment, furniture and fictures	70,499,598.12	462,497.21	2,206,608.68	847,580.75		3,049,057.58	75,370,180.84	43,526,536.49	2,445,557.24	840,572.11		13,712.30	0.00	45,145,233.92	30,224,946.92	26,973,061.63
	4.	Construction in progress	61,517,050.93	10,625,048.79	11,246,447.90	6,413.21		-22,279,175.86	61,102,958.55	0.00	0.00	0.00		0.00	0.00	0.00	61,102,958.55	61,517,050.93
			1,982,521,530.03	70,446,668.38	56,281,186.66	1,449,020.21		-1,002,313.22	2,106,798,051.64	896,569,436.56	50,218,970.57	1,068,592.61		-576.78	0.00	945,719,237.74	1,161,078,813.90	1,085,952,093.47

III	Financial Assets
	1.	Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08	-533,117.28	0.00	2,248,342.92	*	0.00	-187,793.58	-2,969,253.78	4,770,162.86	6,353,712.31
	2.	Other	4,631,722.13	0.00	0.00	0.00		-4,606,721.62	25,000.51	0.00	0.00	0.00		0.00	0.00	0.00	25,000.51	4,631,722.13
			10,452,317.16	0.00	0.00	4,019,685.95		-4,606,721.62	1,825,909.59	-533,117.28	0.00	2,248,342.92		0.00	-187,793.58	-2,969,253.78	4,795,163.37	10,985,434.44
			2,968,643,214.51	593,719,913.87	90,900,117.47	5,468,706.16		0.00	3,647,794,539.69	1,439,827,514.68	91,201,550.65	3,316,935.53		0.00	-187,793.58	1,527,524,336.22	2,120,270,203.47	1,528,815,699.83

* Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland GmbH, Unterföhring

			Analysis of Fixed Assets for Period from April 1, 2007 to June 30, 2007												Appendix 2 to the Notes
			Acquisition and production costs						Accumulated depreciation and amortization						Net book value
													Change in at-
													equity
			April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	June 30, 2007	April 1, 2007	Additions	Disposals	Reclassification	investments	June 30, 2007	June 30, 2007	March 31, 2007
			€	€	€	€	€	€	€	€	€	€	€	€	€	€

I.	Intangible assets		891,889,296.95	0.00	11,276,133.82	1,030.98	0.00	903,164,399.79	414,546,181.73	29,882,931.60	415.04	0.00	0.00	444,428,698.29	458,735,701.50	477,343,115.22

II.	Property and equipment
	1.	Buildings on non-owned land	7,185,148.98	0.00	116,230.96	0.00	81,500.00	7,382,879.94	2,424,677.72	233,231.24	0.00	-849.00	0.00	2,658,757.96	4,724,121.98	4,760,471.26
	2.	Technical equipment	1,603,466,977.78	0.00	14,922,403.23	414,165.19	10,710,866.57	1,628,686,082.39	697,586,347.10	35,320,962.67	206,041.45	0.00	0.00	732,701,268.32	895,984,814.07	905,880,630.68
	3.	Other equipment, furniture and fictures	62,883,526.27	0.00	1,304,118.82	49,439.12	118,138.22	64,256,344.19	37,536,561.86	2,056,347.53	42,675.35	849.00	0.00	39,549,385.04	24,706,959.15	25,346,964.41
	4.	Construction in progress	50,619,484.08	0.00	17,375,461.50	0.00	-10,910,504.79	57,084,440.79	0.00	0.00	0.00	0.00	0.00	0.00	57,084,440.79	50,619,484.08
			1,724,155,137.11	0.00	33,718,214.51	463,604.31	0.00	1,757,409,747.31	737,547,586.68	37,610,541.44	248,716.80	0.00	0.00	774,909,411.32	982,500,335.99	986,607,550.43

III	Financial Assets
	1.	Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	139,097.84	0.00	0.00	0.00	-213,985.93	-74,888.09	5,895,483.12	5,681,497.19
	2.	Other	7,509,863.31	0.00	30,013,570.03	43,062.43	0.00	37,480,370.91	0.00	2,337,294.00	0.00	0.00	0.00	2,337,294.00	35,143,076.91	7,509,863.31
			13,330,458.34	0.00	30,013,570.03	43,062.43	0.00	43,300,965.94	139,097.84	2,337,294.00	0.00	0.00	-213,985.93	2,262,405.91	41,038,560.03	13,191,360.50
			2,629,374,892.40	0.00	75,007,918.36	507,697.72	0.00	2,703,875,113.04	1,152,232,866.25	69,830,767.04	249,131.84	0.00	-213,985.93	1,221,600,515.52	1,482,274,597.52	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring

Group Management Report

for the Quarter Ended June 30, 2008

Our Business

Kabel Deutschland GmbH (KDG GmbH) was founded on December 17, 2002 and maintains its registered legal seat in Unterföhring (commercial register Munich HRB 145837). KDG GmbH’s sole shareholder is Kabel Deutschland Holding GmbH (KDGHoldCo) which is wholly owned by Cable Holding S.à r.l. (LuxCo). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (Cayman Cable). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS), a wholly owned subsidiary of KDG GmbH.

We are the largest cable operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg). KDG GmbH and its subsidiaries (together KDG or the Company) are the market leaders in the German cable television business in terms of homes passed, subscribers, revenue generating units (RGUs) and revenue. As of June 30, 2008, the Company’s cable television network passed approximately 15.3 million homes.

On April 30, 2008, the Company acquired from the Orion Group, a Level 4 cable TV operator in Germany, twelve companies (in the following “the acquisition”), with networks serving approximately 1.1 million cable television subscribers in eight German federal states, where KDG also has CATV operations. Those acquisitions will result in 272 thousand new CATV subscribers and a reclassification of 789 thousand subscribers from wholesale or indirect to business to business or direct relationships. The general financial implications beyond the addition of 272 thousand new customers from eliminating the Level 4 operator as a wholesale provider will be an increase in ARPU(1), EBITDA and EBITDA margin. In addition our marketable base for broadband Internet & Phone services will be dramatically expanded.

A growing portion of our customers take more than one of our service offerings which include basic cable access, pay TV, Internet & Phone. We refer to each service which a customer subscribes as a revenue generating unit or RGU. As of June 30, 2008, the Company served approximately 11,066 thousand RGUs, which are comprised of 9,258 thousand cable access RGUs, 819 thousand pay TV RGUs, 482 thousand Internet, 453 thousand Phone RGUs and 54 thousand Digital Video recorder RGUs. In addition, we own and operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany.

(1) Average revenue per unit (ARPU) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Development of Subscribers and RGUs

	As of June 30,
	2008	2007
	in thousands
Homes passed	15,280	15,269
% penetration (2)	60%	60%
Total subscribers (homes connected)	9,156	9,168
thereof cable access subscribers	9,103	9,168
thereof Kabel Internet and Phone subscribers “solo” (3)	54	n/a

Total RGUs (4)	11,066	10,362
Cable access RGUs(5)	9,258	9,258
Digital Video recorder RGUs	54	n/a
Pay TV RGUs	819	718
Kabel Internet RGUs	482	208
Kabel Phone RGUs	453	178

Network
Homes passed upgraded for 2-way-communication	11,269	8,975
Homes passed upgraded marketable for 2-way-communication	7,578	4,500

Cable Access Subscribers are segmented into direct customers (B2C), B2B and indirect wholesale customers. Total Cable Access subscribers as of June 30, 2008 decreased by 65 thousand. This decrease is the net effect of subscriber losses, mainly in the lowest ARPU wholesale segment, and an increase of 272 thousand Cable Access Subscribers reflecting the impact from “the acquisition”. As of June 30, 2008 subscribers contained 789 thousand of the acquired Orion customers which received indirect wholesale signals from KDG before “the acquisition” and are now reclassified into the B2C and B2B categories. By migrating these wholesale subscribers into B2C and B2B subscribers we were able to increase the ARPU.

Pay TV RGU growth continues to be strong. The Company offers Internet and Phone products independently; however a strong majority of these new subscribers choose a bundled product. Internet & Phone subscription growth also remains strong. “The acquisition” had little impact on digital pay, Internet or Phone RGUs.

We generate revenue through subscription and distribution fees from our cable access business, our pay TV business, our broadband Internet & Phone business and from other activities. In general, monthly subscription rates paid by our access customers depend on the number of subscribers connected to a network connection point. Single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4

(2)          Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG’s network at the end of the relevant period.

(3)          Internet & Phone “Solo” subscriber: Non-cable television access customers subscribing to Internet & Phone services only.

(4)          Revenue generating units (RGUs) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.

(5)          Includes CATV subscriber plus direct Digital access customers within our B2B subscriber base. TKS RGUs are included, therefore the figures for 2007 differ from Cable Access RGUs published for the quarter ended June 30, 2007.

operators or housing associations that aggregate several subscribers behind one network connection point. Level 4 operators typically resell KDG’s video signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service.

In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals via the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered via the network into our subscribers’ homes.

Compared Operating Results for the Quarters Ended June 30, 2008 and June 30, 2007

We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS, and an administrative segment which primarily includes central services and corporate activities. On the following pages we will give an overview of the development of our business based on the financial results.

Revenues

The following chart gives an overview of the Company’s revenues for the quarter ended June 30, 2008 compared to the quarter ended June 30, 2007. Total revenues for the quarter ended June 30, 2008 increased by T€ 39,471 or 13.6% to T€ 329,159 from T€ 289,688 for the quarter ended June 30, 2007.

	Quarter Ended June 30,
	2008	2007
	T€
Cable Access	227,168	216,734
TV/Radio	46,071	42,948
Internet & Phone	48,116	22,482
TKS	7,804	7,524
Total Revenues	329,159	289,688

Cable Access

Cable Access contains all activities and services linked to the customer’s physical access to the Company’s cable network either directly to end customers or indirectly through commercial Level 4 operators for which the Company charges a fee.

Cable access is the primary basis for free and paid services offered by the Company, including TV and radio services and Internet & Phone services. In September 2007, the

Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone in order to reach customers not using cable television.

Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 227,168 or approximately 69.0% of our total revenues for the quarter ended June 30, 2008.

•                  Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 33 and 41 analog television channels (depending on the region served) and up to 36 analog radio channels. Since April 2006, the basic digital service is offered under the brand name “Digitaler Kabelanschluss”. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 100 digital free-to-air (FTA) channels are now offered in the digital access product. The product has an enhanced electronic program guide (EPG) and access to a pay per view service. On March 1, 2007, the Company began to change the price on all access products delivered to single family homes to € 16.90 per month. The new pricing is for both the analog and digital access services. In conjunction with the new price, the Company agreed to provide the customer for free the set-top box to upgrade to digital access.

•                  Installation and network connection fees and reimbursements. Generally, each first-time subscriber is charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

•                  Other revenues are primarily generated from Level 4 services, e.g. maintenance service.

	Quarter Ended June 30,
	2008	2007
	T€
Cable Access Subscription Fees	223,656	214,149
Installation Fees	2,509	1,544
Other Revenues	1,003	1,041
Total Cable Access Revenues	227,168	216,734

€
ARPU (6)
Cable Access	8.17	7.73

	As of June 30,
	2008	2007
	in thousand
RGU (7)
Cable Access	9,217	9,214

(6)          The cable access ARPU only relates to cable access subscription fees.

(7)          TKS RGUs are not included, therefore the figures differ from Cable Access RGUs on page 24.

For the quarter ended June 30, 2008 cable access subscription fees increased by T€ 9,507 or 4.4% to T€ 223,656 from T€ 214,149 for the quarter ended June 30, 2007. The increase results primarily from the additional revenues of “the acquisition” for the two months ended June 30, 2008.

For the quarter ended June 30, 2008 installation fees increased by T€ 965 or 62.5% to T€ 2,509 from T€ 1,544 for the quarter ended June 30, 2007 primarily due to cost reimbursements received from housing associations for the upgrade of our two way capable network.

For the quarter ended June 30, 2008 other revenues decreased by T€ 38 or 3.7% to T€ 1,003 from T€ 1,041 for the quarter ended June 30, 2007.

The cable access ARPU increased by € 0.44 or 5.7% to € 8.17 in the quarter ended June 30, 2008 compared to € 7.73 in the quarter ended June 30, 2007. This increase is primarily related to “the acquisition”, as 789 thousand subscribers were reclassified from the low ARPU wholesale segment into higher ARPU B2C and B2B segments. The other ARPU drivers were the continued impact of the B2C price increase and a more favorable subscriber mix as subscriber losses mostly occurred in the lowest ARPU wholesale segment.

TV/ Radio

In addition to the cable access subscription business described above, the Company offers its own pay TV product portfolio. The Company’s pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers 39 basic pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic) primarily dedicated to a German speaking audience. Kabel Digital International comprises 43 foreign language Pay TV channels catering to the demand of Germany’s ethnic populations. The Company sells its pay TV packages directly to consumers and, to a lesser extent, indirectly through certain Level 4 operators and an unaffiliated regional cable television operator. Under these agreements, the wholesale customer typically receives a discount to our listed retail subscription fee.

In addition to serving its own subscriber base, the Company’s digital playout center has historically delivered digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators. Among the operators that used the service previously, only one remains as of January 1, 2008. This operator is expected to discontinue the use of our digital playout services by the end of the calendar year 2008.

Our TV/Radio business generates revenue through subscription fees, carriage fees, fees for services in connection with our digital playout facility and customer premise equipment (CPE; e.g. receiver) sales.

•                  Pay TV subscription fees and CPE sales. Homes connected to our network can receive the digital programming of the public broadcasters and most private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set-top box) and an activated smartcard. Customers can also subscribe to the Company’s pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay per view service. In addition, customers can subscribe to the Company’s Digital Video Receiver (DVR) product, Kabel Digital+, containing an enhanced digital receiver with integrated hard disc drive as well as a more sophisticated EPG.

•                  Analog carriage fees. In addition to providing basic cable television services to its subscribers, the Company charges more than 200 national, regional and local television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also charges carriage fees for radio signals delivered via the network into subscriber homes.

•                  Digital carriage fees are derived for the transmission of digital television programs on behalf of third party program providers. The Company also delivers the digital television programming offered by the public broadcasters, most of the large private free-to-air (FTA) broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany. In addition to receiving fixed carriage fees, the unaffiliated pay television operator pays the Company a variable fee based on the revenue generated from the subscribers receiving its pay television services via the cable network.

•                  Playout facility fees. The Company operates a digital playout facility, which in addition to serving our subscriber base with digital pay TV packages, encrypts and distributes programming received from third party program providers via leased satellite transponders to our network and to the networks of one other regional cable television operator in Germany. This operator is expected to discontinue this service by the end of the calendar year 2008.

	Quarter Ended June 30,
	2008	2007
	T€
Pay TV Subscription Fees	19,803	17,161	(8)
Analog/Digital Carriage Fees	24,434	24,185
Playout Facility Fees	64	269
Other Digital Revenues	1,770	1,333	(8)
Total TV/Radio revenues	46,071	42,948

	€
ARPU
Pay TV	7.53	8.07
Kabel Digital+	7.83	n/a
Total blended TV/Radio	7.54	8.07

	As of June 30,
	2008	2007
	in thousand
RGU
Pay TV	819	718
Kabel Digital+	54	n/a
Total TV/Radio RGUs	873	718

Pay TV subscription fees increased by T€ 2,642 or 15.4% to T€ 19,803 in the quarter ended June 30, 2008 from T€ 17,161 for the quarter ended June 30, 2007 primarily resulting from a rapidly growing subscriber base. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

Carriage fees increased by T€ 249 or 1.0% to T€ 24,434 in the quarter ended June 30, 2008 from T€ 24,185 for the quarter ended June 30, 2007. The future development of carriage fees will depend on the number of subscribers connected to our network. KDG recorded T€ 1,625 of cost of services rendered for the quarter ended June 30, 2007 to reflect the carriage fees being passed through to the other regional operators. Since January 2008 these fees are paid directly to the regional cable operators by the Pay TV operator.

Playout facility fees decreased by T€ 205 or 76.2% to T€ 64 in the quarter ended June 30, 2008 from T€ 269 for the quarter ended June 30, 2007. Revenues related to playout facility activities will continue to decrease and are expected to be completely eliminated by the end of the calendar year 2008.

Other digital revenues increased by T€ 437 or 32.8% to T€ 1,770 in the quarter ended June 30, 2008 from T€ 1,333 in the quarter ended June 30, 2007.

The total blended TV/Radio ARPU decreased by € 0.53 or 6.6% to € 7.54 in the quarter ended June 30, 2008 compared to € 8.07 in the quarter ended June 30, 2007. Even though the comparison to an especially high previous year quarter shows an ARPU decrease, management expects growing ARPUs in this category based on a recent price increase for new customers for the core KD Home product and a change of promotion policies.

(8)          In the quarter ended June 30, 2007, T€ 77 have been reclassified from other digital revenues to pay TV subscription fees. Therefore the figures for 2007 differ from the published figures for the quarter ended June 30, 2007.

Internet & Phone

The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (Marketable Homes). As of June 30, 2008, the Company passed approximately 11.3 million homes with an upgraded network which had return path capability to enable two-way communication. The Company offers Internet and Phone products independently; however, most customers subscribe to bundled offerings of Internet & Phone. Prior to September 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access; since then we also offer Internet & Phone to non-cable television access subscribers. As of June 30, 2008, the Company served approximately 524 thousand subscribers which generated approximately 482 thousand Internet and 453 thousand Phone RGUs.

	Quarter Ended June 30,
	2008	2007
	T€
Subscription Fees (recurring)	46,148	21,788
Installation Fees and other non-recurring revenues	1,968	694
Total Internet & Phone Revenues	48,116	22,482

€
ARPU
Kabel Internet & Kabel Phone blended	18.02	20.34

	As of June 30,
	2008	2007
	in thousand
RGU
Kabel Internet	482	208
Kabel Phone	453	178
Total Internet & Phone RGUs	935	386

Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees.

In the quarter ended June 30, 2008, subscription fees increased by T€ 24,360 or 111.8% to T€ 46,148 from T€ 21,788 for the quarter ended June 30, 2007. This increase was primarily due to the strong increase of Internet & Phone RGUs.

In the quarter ended June 30, 2008, installation fees and other non-recurring revenues increased by T€ 1,274 or 183.6% to T€ 1,968 from T€ 694 for the quarter ended June 30, 2007. This increase is related to an installation fee which was introduced in June 2007 by the company for all Internet & Phone products. Installation fees will continue to be a source of revenue in the future.

The Internet & Phone ARPU decreased by € 2.32 or 11.4% to € 18.02 in the quarter ended June 30, 2008 from € 20.34 for the quarter ended June 30, 2007 which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market.

TKS - Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS, a wholly owned subsidiary of KDVS, provides cable access, internet and phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills.

Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases, such as prepaid mobile phones, cash cards, and telecommunication related products and services.

	Quarter Ended June 30,
	2008	2007
	T€
Billing Services Revenues	1,705	1,914	(9)
Internet Revenues	1,887	1,670	(9)
Phone Services Revenues	1,266	n/a
Cable Television Revenues	1,114	1,220
Merchandise	933	1,016
Mobile Phone Services Revenues	605	1,512
Other Revenues	294	192	(9)
Total TKS Revenues	7,804	7,524

TKS revenues increased by T€ 280 or 3.7% to T€ 7,804 for the quarter ended June 30, 2008 from T€ 7,524 for the quarter ended June 30, 2007. The increase is primarily related to the new TKS bundle product “surf’n talk” which combines Internet and Phone services and was introduced in November 2007. Partly offsetting this positive impact was a decrease in revenues from Mobile Phone Services; this product was not actively offered in the quarter ended June 30, 2008.

(9) To be able to compare the revenue categories for the quarters ended June 30, 2007 and 2008 the figures for the quarter ended June 30, 2007 have been reclassified.

Expenses

The following chart gives an overview of the Company’s expenses for the quarter ended June 30, 2008 compared to the quarter ended June 30, 2007. Total expenses for the quarter ended June 30, 2008 increased by T€ 37,470 or 14.7% to T€ 291,663 from T€ 254,193 for the quarter ended June 30, 2007.

	Quarter Ended June 30,
	2008	2007
	T€
Cost of Services Rendered	161,538	145,661
Selling Expenses	98,309	80,183
General and Administrative Expenses	31,816	28,349
Total Expenses	291,663	254,193

Cost of Services Rendered

Cost of services rendered are primarily costs related to providing service to our customers.

	Quarter Ended June 30,
	2008	2007
	T€
Cost of Materials and Services	84,737	78,029
Personnel Expenses	11,123	13,890
Depreciation and Amortization	46,166	35,859
Other Cost and Expenses	19,512	17,883
Total Cost of Services Rendered	161,538	145,661

In the quarter ended June 30, 2008, cost of services rendered increased by T€ 15,877 or 10.9% to T€ 161,538 from T€ 145,661 for the quarter ended June 30, 2007. Approximately 30% of the increase is caused by two month of cost of services rendered from companies purchased in “the acquisition”.

Cost of materials and services primarily include Service Level Agreements with DTAG (SLA) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments, cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended June 30, 2008, cost of materials and services increased by T€ 6,708 or 8.6% to T€ 84,737 from T€ 78,029 for the quarter ended June 30, 2007. Approximately one fifth of the increase results form the cost of materials and services from companies purchased in “the acquisition” for the two months period ended June 30, 2008.

Expenses for SLAs remained relatively stable with T€ 44,077 of expense for the quarter ended June 30, 2008 compared to T€ 43,702 in the quarter ended June 30, 2007.

In the quarter ended June 30, 2008, content costs, primarily for pay TV activities, increased by T€ 721 or 6.6% to T€ 11,619 from T€ 10,898 in the quarter ended June 30, 2007. The increase is related to subscriber growth and the addition of certain channels.

Costs for interconnect increased by T€ 3,281 or 112.4% to T€ 6,199 for the quarter ended June 30, 2008 from T€ 2,918 for the quarter ended June 30, 2007 related to the increase in phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

Network expenses increased by T€ 356 or 10.0% to T€ 3,900 for the quarter ended June 30, 2008 from T€ 3,544 for the quarter ended June 30, 2007 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity. As long as the Company continues to extend the upgraded network and to add additional capacity, network costs will increase.

Expenses for CPE (modems) and installation increased by T€ 1,514 to T€ 1,648 for the quarter ended June 30, 2008 from T€ 134 for the quarter ended June 30, 2007 primarily due to offering beginning in February of 2008 a new full service PC installation related to a high speed installation.

Other cost of materials and services increased by T€ 461 or 2.7% to T€ 17,294 for the quarter ended June 30, 2008 from T€ 16,833 for the quarter ended June 30, 2007.

Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program. In the quarter ended June 30, 2008 personnel expenses included T€ 60 non-cash expenses related to the Management Equity Participation program. Personnel expenses adjusted by the Management Equity Participation program decreased by T€ 2,827 or 20.4% to T€ 11,063 in the quarter ended June 30, 2008 from T€ 13,890 for the quarter ended June 30, 2007, primarily due to a decrease in the number of employees as a result of restructuring the technical departments.

Depreciation and amortization expenses primarily include the depreciation of the network, capitalized leased transponders and the digital platform. In the quarter ended June 30, 2008, depreciation and amortization expenses increased by T€ 10,307 or 28.7% to T€ 46,166 from T€ 35,859 for the quarter ended June 30, 2007 primarily due to substantial investments made to upgrade the network for two way capacity over the past few years. The increase is also related to increased expenses from companies purchased in “the acquisition” in the two months period ended June 30, 2008.

Other cost and expenses primarily include copyright fees, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended June 30, 2008, other cost and expenses increased by T€ 1,629 or 9.1% to T€ 19,512 from T€ 17,883 for the quarter ended June 30, 2007.

Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in cost of services rendered increased by T€ 5,510 or 5.0% to T€ 115,312 for the quarter ended June 30, 2008 from T€ 109,802 for the quarter ended June 30, 2007, partly due to “the acquisition”.

Selling Expenses

Selling expenses are expenses incurred to support the sales effort of the Company’s products and services.

	Quarter Ended June 30,
	2008	2007
	T€
Cost of Materials and Services	6,381	5,582
Personnel Expenses	19,094	17,322
Depreciation and Amortization	38,221	26,073
Other Cost and Expenses	34,613	31,206
Total Selling Expenses	98,309	80,183

In the quarter ended June 30, 2008, selling expenses increased by T€ 18,126 or 22.6% to T€ 98,309 from T€ 80,183 for the quarter ended June 30, 2007. Approximately 30% of the increase relate to selling expenses from companies purchased in “the acquisition” in the two month period ended June 30, 2008.

Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. Cost of materials and services increased by T€ 799 or 14.3% to T€ 6,381 for the quarter ended June 30, 2008 from T€ 5,582 for the quarter ended June 30, 2007. This increase primarily relates to call center services and logistic costs for CPE delivery to the customer.

Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program. In the quarter ended June 30, 2008 personnel expenses include T€ 362 related to the Management Equity Participation program compared to T€ 184 for the quarter ended June 30, 2007. Personnel expenses adjusted by the Management Equity Participation program increased by T€ 1,594 or 9.3% to T€ 18,732 in the quarter ended June 30, 2008 from T€ 17,138 in the quarter ended June 30, 2007. The increase primarily resulted from an increase in the number of call center employees and from scheduled salary increases.

Depreciation and amortization expenses primarily include the amortization of the customer list, capitalized sales commissions paid to the Company’s sales agents and call center representatives, and CPE. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products corresponding to the expected life average of the contracts and 12 or 24 months for our pay TV and Internet & Phone products corresponding to the fixed contract duration. Expenses related to depreciation and amortization increased by T€ 12,148 or 46.6% to T€ 38,221 for the quarter ended June 30, 2008 from T€ 26,073 for the quarter ended June 30, 2007 due to higher amortization of capitalized subscriber acquisition costs and CPE.

Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. These costs increased by T€ 3,407 or 10.9% to T€ 34,613 for the quarter ended

June 30, 2008 from T€ 31,206 for the quarter ended June 30, 2007 primarily due to increased expenses for the promotion and sale of our products.

Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in selling expenses increased by T€ 5,800 or 10.8% to T€ 59,726 for the quarter ended June 30, 2008 from T€ 53,926 for the quarter ended June 30, 2007.

General and Administrative Expenses

	Quarter Ended June 30,
	2008	2007
	T€

Personnel Expenses	12,667	11,786
Depreciation and Amortization	6,815	5,561
Other Cost and Expenses	12,334	11,002
Total General and Administrative Expenses	31,816	28,349

General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or selling expenses. General and administrative expenses include personnel, consultants, IT, rent and depreciation and amortization of software.

In the quarter ended June 30, 2008, general and administrative expenses increased by T€ 3,467 or 12.2 % to T€ 31,816 from T€ 28,349 for the quarter ended June 30, 2007. The increase is primarily related to expenses from companies purchased in “the acquisition” in the two month period ended June 30, 2008.

Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended June 30, 2008 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 865 compared to T€ 1,446 in the quarter ended June 30, 2007. In the quarter ended June 30, 2008 restructuring expenses in the amount of T€ 23 are included. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 1,439 or 13.9 % to T€ 11,779 in the quarter ended June 30, 2008 from T€ 10,340 in the quarter ended June 30, 2007. This increase is primarily resulting from an increase in the number of employees and from scheduled salary increases.

Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended June 30, 2008, these expenses increased by T€ 1,254 or 22.5 % to T€ 6,815 from T€ 5,561 for the quarter ended June 30,

2007 primarily due to the amortization related to the Company’s customer care and billing system and other IT-applications.

Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended June 30, 2008, other cost and expenses increased by T€ 1,332 or 12.1 % to T€ 12,334 from T€ 11,002 for the quarter ended June 30, 2007. This primarily results from expenses regarding the interim Service Level Agreements for “the acquisitions”, which will be cancelled after completion of the integration phase. This effect is partly offset by a decrease in consulting expenses.

Excluding the impact of non-cash amortization and depreciation and the MEP, total cash expenses included in general and administrative expenses increased by T€ 2,794 or 13.1% to T€ 24,136 for the quarter ended June 30, 2008 from T€ 21,342 for the quarter ended June 30, 2007.

Profit from Ordinary Activities

Profit from ordinary activities for the quarter ended June 30, 2008 increased by T€ 3,155 or 8.2 % to T€ 41,617 from T€ 38,462 for the quarter ended June 30, 2007.

The increase is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is derived from our bank deposits. In the quarter ended June 30, 2008 interest income decreased by T€ 452 or 64.5% to T€ 249 from T€ 701 in the quarter ended June 30, 2007.

Interest Expenses

Interest expenses include interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses increased by T€ 10,409 or 29.5% to T€ 45,641 for the quarter ended June 30, 2008 from T€ 35,232 for the quarter ended June 30, 2007. This increase is primarily related to increased expenses from the Senior Credit Facility by T€ 9,475 due to the additional interest expenses related to borrowings under Tranche C to make “the acquisition”.

	Quarter Ended June 30,
	2008	2007
	T€
Senior Notes	19,616	19,616
Senior Credit Facility	26,838	17,363
Amortization of Capitalized Finance Fees	2,611	1,957
Finance Lease	666	763
Pensions	677	349
Asset Retirement Obligations	278	239
Interest Hedge	-5,341	-5,138
Other	296	83
Total Interest Expenses	45,641	35,232

Outstanding interest bearing indebtedness as of June 30, 2008 increased by T€ 519,000 or 26.1% to T€ 2,510,553 from T€ 1,991,553 as of June 30, 2007 due to higher borrowings primarily related to “the acquisition”.

Accretion or Depreciation on Investments and other Securities

In the quarter ended June 30, 2008 no expenses were recorded whereas in the quarter ended June 30, 2007 expenses in the amount of T€ 2,337 were recorded. 2007 expenses result from a devaluation of the Company’s current investments which were sold in October 2007.

Income from Associates

Income from associates increased by T€ 12,978 to T€ 13,192 for the quarter ended June 30, 2008 from T€ 214 in the quarter ended June 30, 2007 due to the sale of our minority shareholding in KS Berlin related to “the acquisition”.

Profit before Taxes

Profit before taxes increased by T€ 7,609 to T€ 9,417 for the quarter ended June 30, 2008 from T€ 1,808 in the quarter ended June 30, 2007.

This increase is related to the issues discussed in the above sections.

Taxes on Income

Tax expenses amount to T€ 7,709 for the quarter ended June 30, 2008 compared to T€ 6,070 in the quarter ended June 30, 2007. For the quarter ended June 30, 2008 taxes are comprised of current tax expense of T€ 6,073 and deferred tax expense in the amount of T€ 1,636. For the quarter ended June 30, 2007 taxes were comprised of deferred tax expense in the amount of T€ 4,803 and current tax expense of T€ 1,267.

Net Profit / Net Loss

For the quarter ended June 30, 2008 a net profit was recorded in the amount of T€ 1,708, whereas in the quarter ended June 30, 2007 a net loss of T€ 4,262 was recorded.

The increase in net profit is related to the issues discussed in the above sections.

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA) increased by T€ 26,544 or 24.7% to T€ 134,129 in the quarter ended June 30, 2008 from T€ 107,585 for the quarter ended June 30, 2007. The increase primarily relates to an increase in cable access due to “the acquisition”, the growth in subscription revenues from Internet & Phone and pay TV. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Quarter Ended June 30,
	2008	2007
	T€
Profit from Ordinary Activities	41,617	38,462
Depreciation and Amortization	91,202	67,493
MEP related non-cash Expenses	1,287	1,630
Restructuring Expenses	23	0
Adjusted EBITDA	134,129	107,585

Segment Reporting

The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(10) for the quarter ended June 30, 2008:

	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/Loss from Ordinary Activities	69,134	5,745	-2,707	962	-31,517	41,617
Depreciation and Amortization	59,467	6,860	17,290	472	7,113	91,202
MEP related non-cash Expenses	251	40	74	7	915	1,287
Restructuring Expenses	0	0	0	0	23	23
Adjusted EBITDA	128,852	12,645	14,657	1,441	-23,466	134,129

(10)

Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Cash Flow for the Quarter ended June 30, 2008 Compared to the Quarter ended June 30, 2007

As of June 30, 2008 our cash balance amounted to T€ 52,333 and we had T€ 249,000 of credit available under our revolver.

On July 19, 2007 the existing revolver under Tranche B of the Senior Credit Facility was increased by T€ 125,000 to T€ 325,000 from T€ 200,000.

On October 30, 2007 the Company secured a Tranche C under the Senior Credit Facilities in the amount of T€ 650,000 for “the acquisition”. On closing of the transaction on April 30, 2008, the Tranche C was drawn in the amount of T€ 535,000 and as of May 9, 2008 the committed loan amount of the Tranche C was reduced by T€ 115,000 to T€ 535,000.

To sell pay TV and Internet & Phone services, we will need to devote considerable resources to our development, distribution and marketing efforts. As a result, our principal uses of cash will be to fund the development, marketing, distribution and installation of new products and for capital expenditures related to the upgrading of our network to bi-directional capability, as well as to fund working capital and our interest bearing debt service.

The following table shows a condensed version of our cash flow for the periods ended June 30, 2008 and 2007:

	Quarter ended June 30,
	2008	2007
	T€
Cash Flow from Operating Activities	106,435	11,540
Net Cash used in Investing Activities	-589,001	-79,356
Net Cash used in Financing Activities	519,436	49,178

Change in Cash and Cash Equivalents	36,870	-18,638
Cash and Cash Equivalents at the beginning of the period	15,463	54,108
Cash and Cash Equivalents at the end of the period	52,333	35,470

Cash flow from Operating Activities

Our cash flow provided from operating activities in the quarter ended June 30, 2008 increased by T€ 94,895 to T€ 106,435 from T€ 11,540 in the quarter ended June 30, 2007. This increase was driven by a lower working capital compared to the quarter ended June 30, 2007 and due to expansion in our Internet & Phone business and “the acquisition”.

Net Cash used in Investing Activities

Net cash used in investing activities increased by T€ 509,645 to T€ 589,001 for the quarter ended June 30, 2008 from T€ 79,356 for the quarter ended June 30, 2007. The increase was primarily related to “the acquisition”.

Net Cash used in Financing Activities

Net cash used in financing activities amounted to T€ 519,436 in the quarter ended June 30, 2008. Included in the cash flow from financing activities are proceeds of T€ 65,000 from Facility B and repayments of T€ 55,000. T€ 19,163 was used to pay interest and transaction costs.

Net cash used in financing activities amounted to T€ 49,178 in the quarter ended June 30, 2007. Included was the repayment of T€ 75,848 of our senior credit facilities in relation to the refinancing in May 2006.

This new Senior Credit Facility is now comprised of three tranches. As of May 12, 2006, the Senior Credit Facility was comprised of two tranches; a € 1,150.0 million Term Loan Facility (Tranche A) and a € 200.0 million Revolving Credit Facility (Tranche B), which was increased to € 325.0 million on July 19, 2007. Tranche A and Tranche B mature on September 30, 2012. On October 30, 2007, we secured a third Tranche C under the Senior Credit Facility. The original amount available under Tranche C was € 650.0 million, which was reduced by € 115.0 million to € 535.0 million on May 9, 2008. The final maturity date of Tranche C is March 31, 2013.

KDG is highly leveraged and has significant debt service obligations. We believe that the funds generated from operations, together with existing cash and equivalents and revolving credit facility availability will be sufficient to meet operating and debt service requirements. We regularly assess our investment management approach in view of our current and potential future needs.

Capital Expenditures

In the quarter ended June 30, 2008, capital expenditures amounted to approximately T€ 684,620. Of this amount the company used approximately T€ 40,291 primarily for the upgrade of the network for internet & phone services. Capital expenditures related to IT systems, licenses, software and intangible assets amounted to T€ 557,892 for the quarter ended June 30, 2008. In capital expenditures is primarily included “the acquisition” in the amount of T€ 593,861. Thereof T€ 523,414 were allocated to intangible assets and T€ 70,447 to fixed assets.

The Risk Management-System for KDG

During the course of the previous business year, an organization-wide risk management system was conducted at Kabel Deutschland.

The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

History has shown that KDG’s risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to react quickly so that no situation can cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

The decisions made on the identification and the taking of risks are generally made in the operating units. The management of KDG are therefore also risk managers. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put in place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also affect our business adversely, financial situation or results of operations.

•	We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

•	Failure to control customer churn may adversely affect our business.

•

We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

•	Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

•	If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

•	We rely on DTAG and certain of its affiliates for a significant part of our network.

•	We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

•	Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

•	Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial situation.

•	The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

•	The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

•	The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

•	Our subscriber data may not be representative of our actual results and data.

•	Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

•	U.S. military redeployment may adversely impact our TKS business.

•	Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

•	The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

•

We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

•

We are acquiring assets which could potentially deliver less revenue and earnings than anticipated and we may not be able to integrate these assets in a timely manner which may delay the roll out of HSI and phone and not allow us to recognize anticipated synergies.

Risks Relating to Regulatory and Legislative Matters

•	We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

•

The Federal Network Agency (FNA – “Bundesnetzagentur”) has declared within a regulatory ordinance as of April 2007 that we have significant market power (SMP) in our regional, network based cable television market in which we operate. In its decision the FNA has imposed certain remedies for the feed-in market for broadcasters (“Einspeisemarkt”) and the signal delivery market to Level 4 operators (“Signallieferungsmarkt”).

•

Due to regulation we do not have complete control over the prices that we charge to broadcasters or through wholesale offers to Level 4 operators and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

•	We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations (must carry).

•	Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

•

Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In any such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

For the quarter ended June 30, 2008, the Company incurred a net profit of T€ 1,708. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH.

We are highly leveraged and have significant debt service obligations. As of June 30, 2008 we had T€ 2,510,553 of indebtedness (before netting with transaction cost and exchange rate effects; excluding a further T€ 249,000 of borrowing capacity available under our revolving credit facility. T€ 70,000 were drawn by KDG at the balance sheet date), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Tranche A, T€ 70,000 under Tranche B, T€ 535,000 under Tranche C and T€ 755,553 was indebtedness under the Senior Notes. We anticipate that our high leverage will continue for the foreseeable future.

Our high leverage could have important consequences, including, but not limited to:

•      increasing our vulnerability to a downturn in our business or economic and industry conditions;

•      limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•      requiring the dedication of a substantial portion of our cash flows from operations to the payment of a principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•      limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities and the indenture governing the Senior Notes restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this management report.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

•             reduce or delay our business activities and capital expenditures;

•             sell assets;

•             obtain additional debt or equity capital; or

•             restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

•             incur or guarantee additional indebtedness;

•             pay dividends or make other distributions or repurchase or redeem our stock;

•             make investments or other restricted payments;

•             dispose of assets;

•             create liens;

•             enter into certain transactions with affiliates;

•             enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•             consolidate, merge or sell all or substantially all of our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

We undertook an Asset Step-Up in the fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

In the interest rate swaps, the variable interest rates (EURIBOR) on the Company’s bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009. As per June 30, 2008, the notional amount is T€ 455,528.

As of April 30, 2008 the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.4% per annum has a one year duration. As per June 30, 2008, the notional amount is T€ 250,000.

These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company’s long-term liabilities to banks from variable to fixed.

In 2003 one of the Company’s subsidiaries also purchased interest rate caps of 4.2% per annum with a notional amount of T€ 259,375 which will be amortized through 2009. As per June 30, 2008, the notional amount is T€ 151,843. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

With respect to the Company’s 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100% of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

Estimation of the Overall Risk Situation

In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we have presently no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

Altogether, we identify the risk situation of KDG as controlled and sustainable.

Business Opportunities

We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. The Company will continue to actively seek to improve operating efficiency and marketability of products.

Subsequent Events

Herbert R. Hribar will resign as Chief Operating Officer (COO) on September 30, 2008, and as of October 1, 2008, Dr. Adrian von Hammerstein will take over responsibility for the Operations Division.

Unterföhring, August 29, 2008

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Herbert R. Hribar
Chief Commercial Officer	Chief Operating Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
/s/ PAUL THOMASON		(Registrant)

Date August	29, 2008	By
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Service GmbH & Co KG
/s/ PAUL THOMASON		(Registrant)

Date: August	29, 2008	By
Paul Thomason, Managing Director